Exhibit 99.2

Caesarstone Board Reaffirms Governance Practices and Confidence in its Management Team

September 28, 2015

MP MENASHE, Israel--(BUSINESS WIRE)--The board of directors of Caesarstone Sdot-Yam Ltd. (NASDAQ:CSTE), a manufacturer of high quality engineered quartz surfaces, following the recent resignation of two directors, previously disclosed by the Company, today reaffirmed its commitment to strong corporate governance practices and its confidence in the Company’s management team and strategy.

The Company remains committed, in particular, to following the NASDAQ rules with respect to its board and committee composition, including maintaining a majority-independent board, and fully independent audit, compensation and nominating committees.

The Chairman of the Board, Maxim Ohana, stated, “The board and the Company benefit from healthy debate and different opinions and perspectives in the board room. The recent resignations of two directors did not reflect differences of opinion as to the Company's business, accounting or public disclosures or concerns about any alleged wrongdoing. All our board members, none of whom are employees of the Company and a majority of whom are independent under NASDAQ rules, fully support Company management and our current strategy and are confident in their constructive cooperation as a board.”

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone's inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone's four collections of products — Classico, Supremo, Motivo and Concetto — are available in over 50 countries around the world. For more information about the Company, please visit our website www.caesarstone.com. (CSTE-E)

Contacts
Investor Relations
ICR, Inc.
James Palczynski, +1-203-682-8229
Partner